SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. __)*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

868153107

(CUSIP Number)

G. Troy Meier Annette Meier 1583 South 1700 East Vernal, Utah 84078

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS G. Troy Meier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,943,360
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,943,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,943,360 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAMES OF REPORTING PERSONS Annette Meier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,923,360
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,923,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,923,360 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAMES OF REPORTING PERSONS Meier Family Holding Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,641,510
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	5,641,510

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,641,510 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAMES OF REPORTING PERSONS Meier Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,173,350
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,173,350

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,173,350 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Superior Drilling Products, Inc., a Utah corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1583 South 1700 East, Vernal, Utah 84078.

Item 2. Identity and Background.

(a)	The name of the reporting persons filing this Schedule 13D (together, the “Reporting Persons”) are:

-	G. Troy Meier (“T. Meier”)
-	Annette Meier (“A. Meier”)
-	Meier Family Holding Company, LLC (“MFHC”)
-	Meier Management Company, LLC (“MMC”)

(b)	The business address of each of the Reporting Persons is 1583 South 1700 East, Vernal, Utah 84078.

(c)	T. Meier’s principal occupation is as the President and Chief Executive Officer, and a director, of the Issuer. A. Meier’s principal occupation is as the Chief Operating Officer, and a director, of the Issuer. The Issuer’s principal business is to manufacture, repair, sell and rent drilling and completion tools. The principal business of MFHC and MMC is to make equity and debt investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)	Each of T. Meier and A. Meier is a citizen of the State of Utah. Each of MFHC and MMC are limited liability companies formed in the State of Utah.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s initial public offering completed in May 2014, a plan of reorganization was entered into among the Issuer, MFHC and MMC, whereby MFHC exchanged its interests in certain entities which are now subsidiaries of the Issuer for 5,641,510 shares of Common Stock, and MMC exchanged its interests in certain entities which are now subsidiaries of the Issuer for 3,173,350 shares of Common Stock. Additionally, since the completion of the initial public offering, T. Meier and A. Meier have jointly acquired an additional 33,500 shares of Common Stock in open market transaction using personal funds and were issued 95,000 and 75,000 shares, respectively, of restricted Common Stock under the Issuer’s 2015 Incentive Plan. Each acquisition or disposition of Common Stock subsequent to the Issuer becoming a reporting company was reported on Form 4 in accordance with the rules promulgated by the SEC under Section 16 of the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of the Transaction.

The Reporting Persons hold the Shares as reported herein for investment purposes and do not have any specific plans or proposals regarding the Issuer in their capacity as stockholders. None of the Reporting Persons has any current plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	MFHC is the beneficial owner of 5,641,510 shares of Common Stock which represents 32.4% of the Common Stock. MMC is the beneficial owner of 3,173,350 shares of Common Stock which represents 18.2% of the Common Stock. T. Meier and A. Meier each beneficially own 50% of MMC, and MMC owns a controlling interest in MFHC and has voting and dispositive control over the shares of Common Stock held by MFHC. T. Meier and A. Meier jointly own an additional 128,500 and 108,500, respectively, shares of Common Stock which represents less than 1% of the Common Stock, or an aggregate of 51.7% of the Common Stock including the shares held by MFHC and MMC.

(b)	T. Meier and A. Meier each beneficially own 50% of MFHC and MMC and may be deemed to share voting and dispositive power over the shares of Common Stock held by MFHC and MMC. T. Meier and A. Meier jointly own the balance of the shares of Common Stock covered by this Schedule 13D and not held by MFHC or MMC, other than as to 95,000 shares of restricted Common Stock and 75,000 shares of restricted Common Stock issued to T. Meier and A. Meier, respectively, under the Issuer’s 2015 Incentive Plan.

(c)	During the past sixty days, T. Meier and A. Meier have acquired an aggregate of 118,500 and 98,500, respectively, shares of Common Stock as described in Form 4’s filed on August 12, August 27, August 31, September 1, and September 3 of 2015.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

T. Meier and A. Meier, as officers and directors of the Issuer, are eligible to participate in the Issuer’s 2015 Incentive Plan.

In addition, in January 2014, the Issuer entered into a Note Purchase and Sale Agreement under which it agreed to purchase a loan made to Tronco Energy Corporation (“Tronco”), a party related to the Issuer through common control, in order to take over the legal position as Tronco’s senior secured lender. That agreement provided that, upon its full repayment of the Tronco loan, the lender would assign to the Issuer all of its rights under the Tronco loan, including all of the collateral documents. On May 30, 2014, the Issuer closed its purchase of the Tronco loan for a total payoff of $8.3 million, including principal, interest, and early termination fees. As a result of that purchase, the Issuer became Tronco’s senior secured lender, and as a result is entitled to receive all proceeds from sales of the Tronco-owned collateral, as discussed below.

As the result of the Issuer’s purchase of the Tronco loan, the Issuer has the direct legal right to enforce the collateral and guaranty agreements entered into in connection with the Tronco loan and to collect Tronco’s collateral sales proceeds, in order to recover the loan purchase amount. The Tronco loan continues to be secured by the first position liens on all of Tronco assets, as well as by the guarantees of T. Meier and A. Meier (the “Meier Guaranties”), which are directly payable to and legally enforceable by the Issuer. In addition, T. Meier and A. Meier have provided the Issuer with stock pledges in which they pledge all of their shares of the Common Stock held by their family entities, including MFHC and MMC (the “Meier Stock Pledge”), as collateral for their guaranties until full repayment of Tronco loan. The certificates representing the 8,814,860 pledged shares are being held in third-party escrow until full repayment of the Tronco loan.

Item 7. Material to be Filed as Exhibits.

1.	Superior Drilling Products, Inc. 2015 Incentive Plan (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2015).

2.	Confirmation of Guaranties from Troy Meier, Annette Meier, the G. Troy Meier Trust, and the Annette Deuel Meier Trust, to Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.57 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).

3.	Stock Pledge Agreement between Meier Management Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).

4.	Stock Pledge Agreement between Meier Family Holding Company, LLC and Superior Drilling Products, Inc. (incorporated by reference to Exhibit 10.59 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333- 195085) filed with the SEC on May 12, 2014).

5.	Joint Filing Agreement (attached hereto as Exhibit A).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2015

/s/ Troy Meier
G. Troy Meier

/s/ Annette Meier
Annette Meier

Meier Family Holding Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO

Meier Management Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this filing relating to the common stock, par value $0.001, of Superior Drilling Products, Inc. shall be filed on behalf of the undersigned.

/s/ Troy Meier
G. Troy Meier

/s/ Annette Meier
Annette Meier

Meier Family Holding Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO

Meier Management Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO